UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K/A


(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 2006

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________


                         Commission File Number 0-00981



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PUBLIX SUPER MARKETS, INC.
                          3300 PUBLIX CORPORATE PARKWAY
                             LAKELAND, FLORIDA 33811

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                   Index to Financial Statements, Supplemental
                              Schedule and Exhibits




                                                                            Page
                                                                            ----

Reports of Independent Registered Public Accounting Firms                     1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits -
     December 31, 2006 and December 31, 2005                                  3

   Statements of Changes in Net Assets Available for Plan Benefits -
     Years ended December 31, 2006 and December 31, 2005                      4

   Notes to Financial Statements                                              5

Supplemental Schedule:

   Schedule H, Line 4i, Schedule of Assets (Held at End of Year) -
     December 31, 2006                                                       14

Signature                                                                    15

Exhibits:

   Consents of Independent Registered Public Accounting Firms                16

             Report of Independent Registered Public Accounting Firm




The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:




We have audited the accompanying statement of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt & Atkinson, P.A.

June 25, 2007
Lakeland, Florida
Certified Public Accountants

             Report of Independent Registered Public Accounting Firm




The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:




We have audited the accompanying statement of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 25, 2007
Tampa, Florida
Certified Public Accountants


                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2006 and 2005



                                                                    2006                    2005
                                                                    ----                    ----
Assets
   Investments, at fair value                                  $1,187,682,748           935,950,122
   Employer contribution receivables                               18,263,182            16,625,528
                                                               --------------           -----------

        Total assets                                            1,205,945,930           952,575,650
                                                               --------------           -----------


Liabilities
   Excess contributions payable                                     3,759,905             3,934,199
                                                               --------------           -----------

        Total liabilities                                           3,759,905             3,934,199
                                                               --------------           -----------

        Net assets available for plan benefits                 $1,202,186,025           948,641,451
                                                               ==============           ===========

See accompanying notes to financial statements.

                                        3


                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                       Statements of Changes in Net Assets
                           Available for Plan Benefits
                     Years Ended December 31, 2006 and 2005




                                                                    2006                    2005
                                                                    ----                    ----
Additions to net assets attributed to:
Contributions:
    Participant                                                $   89,905,877            80,755,260
    Employer - stock                                               18,263,182            16,625,528
                                                               --------------           -----------

      Total contributions                                         108,169,059            97,380,788
                                                               --------------           -----------

Investment income:
    Net appreciation in fair value of investments                 187,288,437           146,873,893
    Dividends                                                      11,937,816             8,268,400
    Interest                                                        3,303,438             2,113,959
                                                               --------------           -----------

      Total investment income                                     202,529,691           157,256,252
                                                               --------------           -----------

      Total additions                                             310,698,750           254,637,040
                                                               --------------           -----------

Deductions from net assets attributed to:
    Benefits paid to participants                                  56,637,449            49,308,243
    Fees paid by participants                                         516,727               452,665
                                                               --------------           -----------

      Total deductions                                             57,154,176            49,760,908
                                                               --------------           -----------

      Net increase                                                253,544,574           204,876,132

Net assets available for plan benefits:
    Beginning of year                                             948,641,451           743,765,319
                                                               --------------           -----------

    End of year                                                $1,202,186,025           948,641,451
                                                               ==============           ===========

See accompanying notes to financial statements.

                                        4

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005




(1)  Description of Plan and Summary of Accounting Policies
     ------------------------------------------------------

     The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions. The Plan was amended on July 1, 2005 and November 9, 2005, to reflect certain additions and changes to various Plan provisions.

     (a)  General
          --------
          The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the "Company" or "Publix") are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

     (b)  Contributions
          -------------
          Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by Federal law. Participants direct the investment allocations of their contributions and the earnings thereon among twelve investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the Accounts of eligible participants of the Plan as determined by the Company's Board of Directors. During 2006 and 2005, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc. Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc.

     (c)  Participant Accounts
          --------------------
          Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $94,564 and $82,813 for the years ended December 31, 2006 and 2005, respectively, and were used to reduce Company matching contributions in both years.

     (d)  Vesting
          -------
          Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


     (e)  Loans to Participants
          ---------------------
          All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000, less the participant's highest outstanding loan balance during the previous twelve month period. However, any money held by the participant in the Publix stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by State Street Bank and Trust Company as of the first day of each calendar quarter based on the U.S. prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

          A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant's Savings Contribution Account and Matching Contribution Account from which the loan was originally funded and reinvested according to the participant's current investment elections. Upon separation of employment, all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

     (f)  Distribution of Benefits
          ------------------------
          Benefits are recorded when paid.

          Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account.

          A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving distribution of benefits on or before April 1 of the calendar year following the year in which the participant reaches age 70 1/2.

          Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contribution Account and vested Matching Contribution Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix stock. If the value of the participant's vested Accounts was $5,000 or less prior to March 28, 2005, or is $1,000 or less on or after March 28, 2005, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant's vested Accounts exceeded $5,000 prior to March 28, 2005, or exceeds $1,000 on or after March 28, 2005, and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


          Distribution of Benefits, continued
          -----------------------------------
          If the value of a deceased participant's Savings Contribution and Matching Contribution Accounts is $5,000 or less, the participant's beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant's Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant's death. If the beneficiary is the participant's surviving spouse, distribution can be deferred until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

     (g)  Termination of Plan
          -------------------
          The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contribution Accounts.

     (h)  Basis of Accounting
          -------------------
          The financial statements of the Plan are prepared using the accrual basis of accounting.

     (i)  Investments
          -----------
          Investment in common stock of Publix Super Markets, Inc. is stated at fair value based upon an appraisal prepared by an independent appraiser. Publix Super Markets, Inc. common stock was split 5-for-1 effective July 1, 2006. Participants' loans are valued at their outstanding balances, which approximate fair value. The fair value of other investments is determined based upon quoted market prices. Fully benefit-responsive investment contracts are reported at fair value, which approximates contract value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

          Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and supplemental schedule of the Plan.

     (j)  Use of Estimates
          ----------------
          The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


(2)  Administration of the Plan
     --------------------------

     The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by Publix, except as follows:

     o As a result of an amendment to the Plan effective August 1, 2005, administrative fees of $101,555 and $42,270 for the years ended December 31, 2006 and 2005, respectively, were deducted from the Accounts of former Publix employees and beneficiaries.
     o Loan fees of $411,047 and $404,232 for the years ended December 31, 2006 and 2005, respectively, were deducted from the Accounts of Plan participants who received loans.
     o Redemption fees of $4,125 and $6,163 for the years ended December 31, 2006 and 2005, respectively, were deducted from the Accounts of Plan participants who had trading activity that met the definition of "market timing" under the applicable investment fund.

(3)  Investments
     -----------

     The Plan consists of the following investments in addition to participants' loans:

     (a)  American Funds EuroPacific Growth (R-3) Fund
          --------------------------------------------
          This mutual fund seeks long-term capital growth by investing in stocks of attractive valued companies located in Europe and the Pacific Basin.

     (b)  Pennsylvania Mutual Fund (Service Class)
          ----------------------------------------
          Effective September 30, 2006, the Pennsylvania Mutual Fund (Service Class) replaced the Managers Special Equity Fund as the investment fund option for the small cap blend asset class. This mutual fund seeks long-term capital growth by primarily investing in securities of companies with small and micro market capitalizations, using a disciplined value approach.

     (c)  SSgA Strategic Balanced Funds
          -----------------------------
          These funds are institutional ERISA commingled funds that use an asset allocation approach to provide for both current income and capital appreciation. The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., conservative, moderate and aggressive). The three SSgA Strategic Balanced Funds are:

               SSgA Aggressive Strategic Balanced Fund
               ---------------------------------------
               This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

               SSgA Moderate Strategic Balanced Fund
               -------------------------------------
               This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


          SSgA Strategic Balanced Funds, continued
          ----------------------------------------
               SSgA Conservative Strategic Balanced Fund
               -----------------------------------------
               This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.


     (d)  SSgA S&P MidCap Index Fund
          --------------------------
          This fund is an institutional ERISA commingled fund. The fund seeks to replicate the Standard & Poor's MidCap 400 Index
          ("S&P MidCap 400 Index"). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index. Effective August 31, 2005, this fund was added as a new investment fund option to the Plan.

     (e)  Legg Mason Partners Large Cap Growth (A) Fund
          ---------------------------------------------
          This mutual fund seeks long-term capital growth by investing primarily in securities of companies with large market capitalizations. The fund attempts to identify stocks of established companies which are dominant in their industries due to product, distribution or service strength. Effective April 7, 2006, the Smith Barney Large Cap Growth (A) Fund was renamed the Legg Mason Partners Large Cap Growth (A) Fund. Effective June 30, 2007, this fund is being replaced with the Janus Adviser Forty Fund (S Shares) as the investment fund option for the large cap growth asset class.

     (f)  Davis New York Venture (A) Fund
          -------------------------------
          This mutual fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are under-followed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

     (g)  SSgA S&P 500 Index Fund
          -----------------------
          This mutual fund seeks to replicate the Standard & Poor's 500 Index ("S&P 500 Index"), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

     (h)  PIMCO Total Return (Admin.) Fund
          --------------------------------
          This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar-denominated securities of non-U.S. issuers and money market instruments.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


     (i)  SSgA Stable Value Fund
          ----------------------
          This fund is an institutional ERISA commingled fund. The fund seeks to preserve capital while maintaining a rate of return comparable with other conservative fixed income investments. The fund invests in investment contracts issued by insurance companies, banks and other financial institutions as well as enhanced short-term investment products. All investment contracts held by the fund as of December 31, 2006, were deemed fully benefit-responsive within the meaning of Financial
          Accounting Standards Board Staff Position AAG-INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans.

     (j)  Publix Stock Fund
          -----------------
          This fund includes two components: shares of Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund, an institutional ERISA commingled fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates.

     The fair value of investments in the following funds each represented 5% or more of the Plan's net assets available for plan benefits.

                                                         December 31,
                                                         ------------
                                                 2006                    2005
                                                 ----                    ----

     Publix Stock Fund                       $939,869,219            714,286,154

     Legg Mason Partners Large Cap
     Growth (A) Fund                                  ---             51,492,421


     During 2006 and 2005, the Plan's investments (including gains on investments bought and sold, as well as held during the year) appreciated in value by $187,288,437 and $146,873,893, respectively, as follows:

                                                     Year Ended December 31,
                                                     -----------------------
                                                 2006                    2005
                                                 ----                    ----

     Publix Stock Fund                       $174,963,834            140,003,872

     Mutual Funds                               8,606,357              4,622,001

     Commingled Funds                           3,718,246              2,248,020
                                             ------------            -----------

                                             $187,288,437            146,873,893
                                             ============            ===========

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


(4)  Employer Contribution Receivables
     ---------------------------------

     The employer contribution receivables are contributed in the form of common stock of Publix Super Markets, Inc. The matching contribution, net of forfeitures, of $18,263,182 for the 2006 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2006 and funded by the Company in the 2007 Plan year with the transfer of 917,748 shares of common stock. The matching contribution, net of forfeitures, of $16,625,528 for the 2005 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2005 and funded by the Company in the 2006 Plan year with the transfer of 1,032,640 shares of common stock, adjusted for the 5-for-1 stock split effective July 1, 2006.

     Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

(5)  Reconciliation of Financial Statements to Form 5500
     ---------------------------------------------------

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                          ------------
                                                    2006               2005
                                                    ----               ----
     Net assets available for plan benefits
       per the financial statements            $1,202,186,025       948,641,451

     Amounts allocated to withdrawing
       participants                                (3,835,997)       (2,208,363)
                                               --------------      ------------

     Net assets available for plan benefits
       per the Form 5500                       $1,198,350,028       946,433,088
                                               ==============       ===========

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


     Reconciliation of Financial Statements to Form 5500, continued
     --------------------------------------------------------------
     The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                       Year ended December 31,
                                                       -----------------------
                                                        2006            2005
                                                        ----            ----

     Benefits paid to participants per the
       financial statements                         $56,637,449      49,308,243

     Amounts allocated to withdrawing
       participants at end of year                    3,835,997       2,208,363

     Amounts allocated to withdrawing
       participants at beginning of year             (2,208,363)     (1,916,212)

     Accrued excess contributions payable
       at end of year                                (3,759,905)     (3,934,199)
                                                    -----------     -----------

     Benefits paid to participants per the
       Form 5500                                    $54,505,178      45,666,195
                                                    ===========      ==========
     Distributions of excess contributions for
       years ended December 31, 2006 and 2005
       per the Form 5500                            $ 3,759,905       3,934,199
                                                    ===========      ==========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2006 and 2005, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2006 and 2005 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2006 and 2005.

                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
                          Notes to Financial Statements


(6)  Related-Party Transactions
     --------------------------

     Certain Plan investments are commingled funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management division of State Street Bank and Trust Company, which is the Primary Trustee for the Plan.

     The Smith Barney Large Cap Growth (A) Fund was a mutual fund that was managed by Smith Barney Fund Management LLC. Citigroup Asset Management served as the asset management arm of Citigroup Inc. and provided investment management services through various affiliated entities, which included Smith Barney Fund Management LLC. However, Citigroup Inc. sold substantially all of Citigroup Asset Management to Legg Mason on December 1, 2005, and the Smith Barney Large Cap Growth (A) Fund was renamed the Legg Mason Partners Large Cap Growth (A) Fund on April 7, 2006.

     Citigroup Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan Administrator, as a joint venture. Therefore, the transactions involving these investments, in addition to Publix Super Markets, Inc. common stock, qualify as party-in-interest transactions. The Plan received cash dividends on Publix Super Markets, Inc. common stock of $9,062,947 and $5,819,230 for the years ended December 31, 2006 and 2005, respectively. Such dividends were invested in the Publix Stock Fund.

(7)  Tax Status
     ----------

     The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan's design is exempt from Federal income taxes under Code Section 501(a). Though the Plan has been amended since July 1, 2001, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document.

                                                                                                     Supplemental Schedule


                           PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN
          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2006



                                                               Number of                                         Fair
Name of Issuer and Title of Issue                            Units/Shares                Cost                    Value
---------------------------------                            ------------                ----                    -----

Marketable:

     American Funds EuroPacific
         Growth (R-3) Fund                                        309,139            $ 12,328,281              14,189,467

     Pennsylvania Mutual Fund (Service Class)                     881,351              10,054,431              10,161,976

     SSgA Strategic Balanced Funds:
         SSgA Aggressive Strategic
              Balanced Fund *                                     550,166               5,872,827               7,526,484
         SSgA Moderate Strategic
              Balanced Fund *                                     793,582               8,616,499              10,808,211
         SSgA Conservative Strategic
              Balanced Fund *                                     298,556               3,453,494               3,991,841

     SSgA S&P MidCap Index Fund *                                  45,984               1,624,595               1,723,532

     Legg Mason Partners Large Cap
         Growth (A) Fund                                        1,953,127              40,000,374              46,816,449

     Davis New York Venture (A) Fund                              323,878               9,659,604              12,475,774

     SSgA S&P 500 Index Fund *                                  1,395,073              26,650,836              32,491,250

     PIMCO Total Return (Admin.) Fund                           1,131,673              12,042,382              11,746,768

     SSgA Stable Value Fund *                                  18,586,153              30,063,037              33,361,178

Publix Stock Fund
-----------------
Marketable:
     SSgA Yield Enhanced Short Term
         Investment Fund *                                      1,507,555              17,282,138              17,347,909

Non-Marketable:
     Common stock of Publix Super
         Markets, Inc. *                                       47,229,609             483,387,526             939,869,219

Participants' Loans at rates of
     4.00% to 8.25%                                                                           ---              45,172,690
                                                                                     ------------           -------------

                                                                                     $661,036,024           1,187,682,748
                                                                                     ============           =============
* Parties-in-interest


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          PUBLIX SUPER MARKETS, INC.
                                          401(k) SMART PLAN


Date:  June 25, 2007                 By:  ______________________________________

                                          Linda S. Kane
                                          Vice President Benefits Administration
                                          and Assistant Secretary
                                          Publix Super Markets, Inc.,
                                          Plan Administrator